MySwimPro

The #1 workout app for swimmers in the world!

The MySwimPro app

Personalized swim coaching on your phone and smartwatch



12:02
Profile
Paige Walters
Following
173
Followers
1,439
Miles
915.1
Hours
562.8
Workouts
851
ACHIEVEMENTS
View All >
5k
5K
Bosphorus Swim
10k
10K
Strait of Gibraltar
STATS
Week
Month
Year
Total: 24.64 mi
18000
15000
12000
9000
6000
3000
0
Feed
Coach
Library
Profile

- 1,500,000+ Members
- Apple App of the Year
- iOS & Android



Apple
App Of The Year
2016



OUR STORY


2014
Idea for MySwimPro
2015
App Launch (iOS and Android)
2016
Launch Subscription
Launch Apple Watch App
Named Apple App of the Year
2017
Featured in Sports Illustrated
100k Downloads
Crowdfunded $130k
2018
Launch MySwimPro Media
Garmin Integration
Partner with Global Swim Series
Apple App of the Day
Strava Partnership & Integration
Launch World Swim Day
2019
Translate MySwimPro into 9 Languages
1,000,000+ Downloads
2020
Launch MySwimPro Studios
Launch Dryland Training
1st World Swim Gala
TEAM
2015 - 2017
2018
2019
2020

Problem

- Hiring a personal swim coach is expensive.
- Working towards a fitness goal without a plan is very difficult.
- Not having a team can be demotivating without an accountability system.
- Learning the proper swimming technique without a coach is very difficult.
- Without metrics, it’s very difficult to track and measure improvement.


SWIM
2020
MySwimPro

Solution

- Personalized swim training programs for all levels.
- Instructional technique video library and analysis.
- Community challenges.
- Swim tracking & analytics.
- Dynamic coaching algorithm.

Garmin


MySwimPro
Next Workout
WOD

Apple
App Of The Year
2016


Close 4:03
1 x 200 FR 3:00
4 x 50 KI 1:30
4 x 50 IM 1:00
1 x 200 PU 2:50
2 x 100 FR 1:30


6:01
Profile
Finish
Maps
Heart Rate
MIN 102 bpm
AVG 138 bpm
MAX 157 bpm
Morning Workout
Fares Ksebati
6/20/20, 9:44 AM
Distance
2,304 m
Duration
36 min
Calories
435 kcal
Location
Open Water


1:25
Swim
Workouts
2,400 yards | 42 minutes
WORKOUT OF THE DAY
200 Kick Max Effort
My Saved Workouts
Freestyle
296 WORKOUTS
Distance
31 WORKOUTS
Sprint
26 WORKOUTS
Kick
31 WORKOUTS
Feed
Swim
Dryland
Profile


1:25
Dryland
Training Plans
14 Day Sweat
DRYLAND | 2 WEEKS
Kick start your dryland training routine with 2...
HIIT
DRYLAND | 6 WEEKS
This High Intensity Interval Training program...
Feed
Swim
Dryland
Profile

METERS SWUM — **6+ BILLION**

VIDEO VIEWS — **100+ MILLION**

SOCIAL FOLLOWERS — **530K+**


App Launch
Launch Subscriptions
Apple Watch App Of The Year
Crowdfunded $130k
100k Downlaods
Garmin Integration
Strava Partnership & Integration
Apple App Of The Day
Translate Into 9 Languages
1 Million Downloads
Launch Dryland Training
Launch MySwimPro Studios
6B
100M
450K
2015
2016
2017
2018
2019
2020

GLOBAL COMMUNITY

"MySwimPro is more than an app... it's truly a community"
Sameh Saeb, Egypt

Over 1 Million community members





50% USA & Canada

58% Male | **42%** Female

$130k USD Average Income

60+ Ambassadors

In The News


1:25
Dryland
Training Plans
14 Day Sweat
DRYLAND | 2 WEEKS
Kick start your dryland training routine with 2...
HIIT
DRYLAND | 6 WEEKS
This High Intensity Interval Training program...
Feed
Swim
Dryland
Profile

Apple
App Of The Year
2016


Close
4:03
WARM UP
1 x 200 FR 3:00
4 x 50 KI 1:30
4 x 50 IM 1:00
MAIN SET
1 x 200 PU 2:50
2 x 100 FR 1:30

Sports Illustrated

Men's Health

Swimming World
Powered by International Swimming Hall of Fame

SWIM SWAM

POPSUGAR

ANDROID AUTHORITY

Cult of Mac

WAREABLE

SWIMMERS TRUST OUR CONTENT



EDUCATE

Coaching swimmers of all levels



ENTERTAIN

Celebrating our shared love of water



INSPIRE

Empowering swimmers to reach their goals

Traction


Historical Revenue
- COVID
$1M
$800K
$600K
$400K
$200K
$11k
$84k
$437k
$1.1M
$971k
2016
2017
2018
2019
2020
Projected Revenue*
$10M
$8M
$6M
$4M
$2M
2020 revenue
$1.4M
$3.1M
$5.2M
$8.2M
$11.5M
2021
2022
2023
2024
2025

Analysis

- 2020: COVID-19 shut down pools worldwide, but MySwimPro still generated nearly $1M in revenue & added new revenue streams (including corporate sponsors, advertising, affiliates, & apparel).
- 2021: MySwimPro on track to exceed 2019 numbers and leverage the Olympic Games for an explosive 2022!
- MySwimPro has operated very lean since inception with a net loss of $94k in 2020 and net profit of $33k in 2019.

*Forward-looking projections cannot be guaranteed

Then vs. Now



MySwimPro	2017	2019	2021
Valuation	$5M SAFE Cap	$10M SAFE Cap	$20M SAFE Cap
Size of Community	140k	230k	600k
App Downloads	300k	850k	1.5M
Revenue	$10k MRR	$60K MRR	$120K MRR
Team Size	4	7	13



*Size of Community: Combined audience reach on major social media channels including YouTube subscribers, Facebook, Instagram, Twitter, TikTok Followers.

Future Growth

Q3 2021: Olympic Momentum

- Captured new attention and enthusiasm riding off of the Tokyo Olympic games.

Q4 2021: Enhanced Personalization

- Onboarding new members to a refreshed personalized coaching app experience.

Q1-Q2 2022: Fitness Initiative

- Expand the offering to be more inclusive of beginner fitness swimmers.

Q3-Q4 2022: Scale Internationally

- Grow globally with new distribution partners and paid media opportunities.



Profile
Settings
Fares Ksebati
4/25/20
Lower Body Crusher
Duration
24 min
Calories
198 kcal
Fares Ksebati
4/23/20
The Individual Medley
Duration
22 min
Calories
207 kcal
Feed
Workout
Fares Ksebati
Lower Body Crusher
Logged with MySwimPro
Elapsed Time
21:20
Avg Heart Rate
122 bpm
Calories
198 Cal
Max Heart Rate
155 bpm
View Analysis
With someone who didn't record?
Add Others
Relative Effort
3
Great job managing your effort.
Higher than average
Your 3-week average

Timeline

Wefunder Capital Raise

- **2017**: $137k -> SAFE @ $5M Valuation Cap
- **2019**: $465k -> SAFE @ $10M Valuation Cap
- **2021: $3M -> SAFE @ $20M Valuation Cap**

18-Month KPI Goals

- $300k+ MRR *(current: $100k)*
- 20k+ Subscribers *(current: 7k)*
- 1.5M+ Community Members *(current: 600k)*

Company Milestones

- Grow engineering team and make strategic hires.
- 18-month subscriber and revenue KPI Goals.
- Identify new customer acquisition channels with LTV 3x > CAC to scale in 2022 and beyond.



Leadership Team



Fares Ksebati
CEO

- Forbes 30 Under 30
- 3x USMS National Champion
- ASCA Coaching Fellow
- Best Selling Author of *Swim Like A Pro*
- Founder of World Swim Day



Adam Oxner
CTO

- Forbes 30 Under 30
- NCAA Swim Team National Champion
- Prior: Expedia, Thomson Reuters



Nick Newell
VP of Engineering

- Software architect and data-driven engineering leader
- Prior: Senior Engineering Manager at Dish Network
- Inventor of 65 patented technologies.



Paige Walters
VP of Marketing

- Founder of World Swim Day
- ASU Water Polo Team
- Prior: JOLYN, FarmLogs

Time To Invest



NOW is the time to invest in the future of swimming!

Join the #1 fitness app in the world for swimmers!

Fares Ksebati

CEO, MySwimPro Inc.
fares@myswimpro.com